Faegre Drinker Biddle & Reath LLP

1500 K Street, N.W., Ste. 1100

Washington, DC 20005, USA

www.faegredrinker.com

November 27, 2024

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anu Dubey

Re:	Privacore PCAAM Alternative Growth Fund (the “Fund”)
Initial Registration Statement on Form N-2
File No. 811-23960

Dear Ms. Dubey,

The letter responds to the follow-up comments that you provided via telephone on August 28, 2024, in connection with your review of the amended registration statement (the “Registration Statement”) filed by the Fund on Form POS AMI under the Investment Company Act of 1940, as amended (the “1940 Act”), on August 20, 2024. These follow-up comments and responses relate to the comment response letter filed by the Fund concurrently with the Registration Statement on August 20, 2024 (the “Comment Letter”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

For your convenience, your follow-up comments have been summarized in bold below, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

PROSPECTUS

Cover Page

1.	Comment: As a follow up to Comment 1 of the Comment Letter, please tell us what role Partners Capital Alternative Asset Management plays with respect to the Fund and why it is referenced in the Fund’s name.

Response: Partners Capital Alternative Asset Management describes the brand under which Partners Capital Investment Group, LLP, the Fund’s Sub-Adviser, makes available certain alternative investment products and services to certain types of clients and other investors.

Fund Summary — Repurchases of Shares (page 7; global comment)

2.	Comment: In reference to the following disclosure: “[i]f a Shareholder tenders a portion of his or her Shares and the repurchase of that portion would cause the Shareholder’s account balance to fall below the required minimum account balance of $10,000, the Fund reserves the right to repurchase all of such Shareholder’s outstanding Shares.”.

Rule 13e-4(f)(3)(i) of the Exchange Act only permits the Fund to repurchase all of a shareholder’s shares if the specified number held is less than 100 shares. Please revise the disclosure to be consistent with Rule 13e-4(f)(3)(i).

Response: The Fund has revised the above-referenced sentences as follows (added text underlined; deleted text struck through):

“However, subject to the tender offer rules under the Exchange Act, if a Shareholder tenders a portion of his or her Shares and the repurchase of that portion would cause the Shareholder’s account balance to fall below the required minimum account balance of $10,000 and cause the Shareholder to hold less than 100 Shares, then the Fund reserves the right to repurchase all of such Shareholder’s outstanding Shares.

Summary of Fund Expenses (page 9)

3.	Comment: In footnote 2, please disclose that fees charged by the Portfolio Funds may be passed on to Fund shareholders as part of the early repurchase fee.

Response: The Fund has added the requested disclosure.

General Risks — Payment In-Kind for Repurchased Shares (page 21)

4.	Comment: In the last sentence on page 21, please enhance this risk disclosure to reflect the additional risks of an in-kind distribution of securities as payment for tendering shares (e.g., illiquidity of received securities).

Response: The Fund has added the requested disclosure.

Investment Related Risks — Regulatory Risk/Loan Industry (page 40)

5.	Comment: In reference to the second sentence of the last paragraph, please tell us if the platforms that originate loans include peer to peer lending platforms. And if so, whether the fund will invest in these platform loans directly or indirectly through Portfolio Funds.

Response: The Fund confirms that none of its assets will be invested in peer-to-peer lending platforms.

Management of the Fund — Investment Management Arrangements (page 61; global comment)

6.	Comment: In the first paragraph, the first sentence states (in part) “….except when such action or inaction is found to have been the result of a Sub-Adviser Party’s fraud, gross negligence or willful misconduct in the performance or non-performance of its duties to the Fund or the Sub-Adviser’s breach of the Sub-Advisory Agreement.”. Revise the language in sentence to track Section 17(i) of the 1940 Act (e.g., bad faith).

Response: The Fund has made the requested change.

Management of the Fund — Placement Agent (page 62)

7.	Comment: In the third paragraph, the last sentence states “[t]the indemnification will not apply to actions of the Placement Agent, its officers, or employees in cases of their willful misfeasance, gross negligence or reckless disregard in the performance of their duties.” Revise the language in the sentence to track Section 17(i) of the 1940 Act.

Response: The Fund has made the requested change.

8.	Comment: The second to last sentence on page 62 states “[t]he Fund may elect to reduce, otherwise modify or waive the sales charge with respect to any Shareholder.” Please replace the word “any” with “certain” and add “as described below” at the end of the sentence.

Response: The Fund has made the requested change.

Repurchases of Shares (pages 69)

9.	Comment: As a follow up to Comment 35 of the Comment Letter, please clarify who will be providing the seed capital for the Fund. The Fund’s previous response was not responsive to the SEC’s question.

Response: Janus Henderson Investors US LLC, a minority investor and joint venture partner to the sponsor, has provided the seed capital for the Fund.

Repurchase Procedures (page 71-72)

10.	Comment: As a follow up to Comment 37 of the Comment Letter, in the fourth paragraph on page 71, please remove all refences to promissory notes.

Response: The Fund has made the requested change.

11.	Comment: As a follow up to Comment 40 of the Comment Letter, in the second to last sentence on page 72, please explain to us why the costs and charges will be disclosed under “Other Expenses” in the fee table when they are being allocated only to repurchasing Shareholders rather than being incurred by the Fund as an operating expense. Explain to us why the cost and charges are not being included in the line item showing the early withdrawal charges in the fee table.

Response: The Fund reiterates that other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares. However, for repurchases of Shares not otherwise subject to an Early Repurchase Fee, the Fund is permitted to allocate to Shareholders, whose Shares are repurchased, costs and charges imposed by the Portfolio Funds and for which an Early Repurchase Fee is not charged (e.g., because such repurchase occurred after the one year anniversary of the purchase of Shares), if the Adviser determines to liquidate such interests as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges. As a result, the Fund believes such costs and charges will be appropriately disclosed under “Other Expenses” in the fee table since such costs and charges are separate from the Early Repurchase Fee.

Sales Charge – Class S and Class D Shares (page 84)

12.	Comment: As a follow up to Comment 42 of the Comment Letter, in the second paragraph on page 84, the seventh sentence states (in part), “…(v) clients of brokers, dealers, investment advisers, financial planners or other financial services firms with which the Fund has a special arrangement…”. Please confirm to us that once the Fund enters into special arrangements with financial firms that such arrangements will be disclosed in its prospectus.

Response: The Fund so confirms.

13.	Comment: As a follow up to Comment 43 of the Comment Letter, in the third paragraph on page 84, the second sentence states “[f]inancial Intermediaries may reduce or waive the sales charge under certain circumstances.”. Please identify any financial intermediaries that will reduce or waive sales charges; and briefly describe the reductions or waivers and classes of people to which each applies.

Response: The Fund has not yet entered into any agreements with financial intermediaries. The Fund has revised its disclosure accordingly to reflect this status. The Fund also undertakes to supplement its Registration Statement to identify any financial intermediaries that enter into such agreements with the Fund.

Additional Information – Derivative Actions/Exclusive Forum (page 87)

14.	Comment: The last sentence on page 87 states “[t]he exclusive forum and jury waiver provisions do not apply to claims arising under federal securities laws.”. Please revise Article VII of the Fund’s bylaws to state that such provisions do not apply to claims arising under the federal securities laws.

Response: The Fund has made the requested change.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies (pages 1)

15.	Comment: On page 1, second to last sentence, please insert “for purposes of the Fund’s concentration policy” after “however”.

Response: The Fund has made the requested change.

Board of Trustees and Officers – Leadership Structure and Oversight Responsibilities (page 6)

16.	Comment: In the second paragraph, the last sentence states (in part) that “[t]he Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters…”. Consider whether the statement is accurate given that Chair is an interested trustee. Also, disclose if there is a lead independent trustee.

Response: The Board of Trustees of the Fund has determined not to designate a lead independent trustee. The Fund has updated this disclosure as follows (deleted text struck through):

“The Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise informed ~~and independent~~ judgment over matters…”.

GENERAL COMMENTS

By-Laws

17.	Comment: In Section 4.3 of the Fund’s bylaws, it states that the Fund will consider broker non-votes as present for purposes of determining whether a quorum is present; however, NYSE Rule 452 does not permit brokers to submit non-votes if only non-routine matters will be considered at the meeting. Accordingly, the Fund may not count these uninstructed shares for quorum purposes. Please revise the bylaws provisions considering NYSE Rule 452.

Response: The Fund will revise section 4.3, which relates to counting broker non-votes as present for quorum purposes as follows (added text italicized):

Section 4.3 Broker Non-Votes. Except as otherwise provided by law, at any meeting of Shareholders, the Trust will consider broker non-votes as present for purposes of determining whether a quorum is present at the meeting. Broker non-votes will not count as votes cast.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (202) 230-5218.

Sincerely,

/s/ Gwendolyn A. Williamson
Gwendolyn A. Williamson